1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2004

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated November 16, 2004	4

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, the success and market appeal of new technologies and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunications operators in China, the effect of competition on the demand for and the price of our services, changes in customer demand and usage preference for our products and services, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: December 3, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

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Exhibit 1.1

China’s Internet Landscape Set to Change with TOM-Skype’s launch

(Hong Kong, November 16, 2004) You’ve been screaming out loud but your buddies still don’t get a word of what you said? We heard you. Try TOM-Skype, then you’ll find the sky’s the limit when it comes to chatting on the Net. No bad connections, no charge, no hang-ups.

Brought to you by China’s leading innovative wireless internet company TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) and Luxemburg-based Skype Technologies S.A., the easy-to-use instant messaging tool with crystal clear voice functionality has so far helped more than 15 million people around the world to keep in touch.

“TOM Online has always believed that instant messaging is an important part in the development of portals and we have investigated the best way to introduce a cutting-edge product to the Chinese market. By partnering with Skype to bring such an advanced communication tool to China, TOM Online will not only be able to serve its users better, it is also my belief that the partnership will go a long way to help make the world a more close-knit place,” Wang Lei Lei, Chief Executive Officer and Executive Director of TOM Online, said at the grand launch of TOM-Skype in Beijing.

Niklas Zennström, a founder and Chief Executive Officer of Skype and a founder of the world’s most downloaded music file-sharing software KaZaa, said at the event: “I believe the phenomenal success achieved by Skype in just more than a year shows what hundreds of millions of people truly want from the internet – they want it to be a more free and sharing place. Our alliance with TOM Online has helped Skype enter a market with the most growth potential where I believe a new communication era is about to begin and everyone will be better off because of it.

To date, Skype has been downloaded by more than 34 million times, with over 15 million registered users in 212 countries and a concurrent user base of more than one million. As a founder of the hottest instant messaging service in the market, Zennström was named by leading technology industry website, silicon.com, as one of the Top Ten Agenda Setters in the IT world, along with Bill Gates and Steve Jobs.

Based on peer-to-peer technology, which allows individual computers connected to the internet to send data to each other, TOM-Skype is a downloadable communication software with superior features that beat most instant messaging tools on the market to date. In addition to its CD-like voice transmission capability with imperceptible interference and delay, the software can also host conference calls of up to five parties and send large files at high speed.

“Like e-mail, a communication tool like TOM-Skype is going to be judged in history as an important part in the evolution of the internet. It will become an indispensable part of many people’s lives; its impacts on how we communicate will be irreversible. I believe there are enormous benefits to be had for many businesses, and the opportunities that the technology will bring to these companies cannot be underestimated,” said Wang.

Incorporated as part of TOM Online’s key business development strategy, TOM-Skype will help the company further integrate its dynamic free and fee-based services, ranging from content to online games to wireless value-added products, for the benefits of its users. The company said TOM-Skype will not only be China’s most advanced instant messaging service, it will also help TOM Online become the most customer-oriented communication platform with the most room for growth.

“It has been said that Skype was going to turn the telecommunications industry on its head around the world, but TOM Online and Skype do not see it that way in China. TOM-Skype is totally committed to working with the country’s communications players to serve users better. I have no doubt TOM-Skype will help boost the usage and advance the development of broadband services to the benefits of all players in the communications industry in China,” said Elaine Feng, Executive Vice President and Executive Director of TOM Online.

Available to anyone with an internet connection on Windows, Linux, Mac OS X and Pocket PC platforms, TOM-Skype can penetrate most firewalls and is easy to install. The software can be downloaded at skype.tom.com for free.

TOM Online’s extensive promotion on TOM-Skype will kick off with a title song on Skype by singer-song writer Wang Leehom, who is also the Ambassador of TOM Online. In addition to that, Zennström will tour elite universities such as Tsinghua University and Fudan University in major Chinese cities to spread the message of the importance of sharing in today’s fast-changing world of information technology.

- ENDS -

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About TOM Online

TOM Online Inc. is a leading mobile internet company in China, operating one of the most successful Internet portals in China (www.tom.com) and offering a wide variety of online and mobile services, including wireless internet and online advertising. In the wireless internet arena, TOM Online provides a diverse range of services such as SMS, MMS and WAP, and is the largest player of wireless interactive voice response services (IVR services). As of June 30, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

About Skype Technologies S.A.:

Skype, allows people everywhere to make superior quality voice calls via its innovative, free, peer-to-peer software. Skype is available in 20 languages and is the fastest growing voice communications offering worldwide. Since its launch in August 2003, Skype has been downloaded more than 34 million times.

Skype Technologies S.A. is headquartered in Luxembourg and is growing its offices in London and Tallinn. Skype Technologies is privately held and backed by top-tier international venture capital firms, including Draper Fisher Jurvetson, Bessemer Venture Partners, Index Ventures, and Mangrove Venture Partners. www.skype.com

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Media Contacts:

TOM Online Rico Ngai Corporate Communications (International) TOM Online Inc. Tel: +86 (10) 6528-3399 ext 6940 Mobile: +86 139-1189-5354 Email: ricongai@bj.tom.com	TOM Online Tan Xiaoqing Corporate Communications (Domestic) TOM Online Inc. Tel: +86 (10) 6528-3399 ext 6768 Mobile: +86 135-0123-6009 Email: tanxiaoqing@bj.tom.com	Skype Public Relations Kat James Tel: +44 1273 728331 Email:kat.james@skype.net

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